Exhibit 10.1

Consent of Independent Public Accountants

We consent to the incorporation by reference of our report included in the annual report of Crystal Systems Solutions Ltd. contained in its annual report on Form 20-F for the fiscal year ended December 31, 2002, in the Registration Statement on Form S-8 pertaining to Crystal 1996 Employee Share Option Plan, as filed with the Commission on February 12, 1999 (Registration No. 333-10008) and in the Registration Statement on Form S-8 pertaining to Crystal 1996 Employee Share Option Plan, as filed with the Commission on July 25, 2001 (Registration No. 333-13770).

BY: /S/ BDO Ziv Haft —————————————— BDO Ziv Haft Certified Public Accountants (Isr.)

Dated: June 19, 2003